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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F


APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]  MERGER

         [X]  LIQUIDATION

         [ ]  ABANDONMENT OF REGISTRATION

              (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY

              (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:  SAL Trust Preferred Fund I

3.       Securities and Exchange Commission File No.:  811- 09421


4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [X]  Initial Application            [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

              800 Shades Creek Parkway
              Suite 700
              Birmingham, AL  35209

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

              Paul W. Fowler, Esq.
              Haskell Slaughter Young & Rediker
              1400 Park Place Tower
              2001 Park Place North
              Birmingham, AL  25203
              (205) 254-1477

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7.    Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules
      31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

              T. Jerry Harris
              Sterne Agee Asset Management, Inc.
              800 Shades Creek Parkway
              Suite 125
              Birmingham, AL  35209
              (205) 414-3343

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X]     Management company;

      [ ]     Unit investment trust; or

      [ ]     Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [ ]     Open-end               [X]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

              Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

              Sterne Agee Asset Management, Inc.
              800 Shades Creek Parkway
              Suite 125
              Birmingham, AL  35209

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

              Sterne, Agee & Leach, Inc.
              800 Shades Creek Parkway
              Suite 700
              Birmingham, AL  35209

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)     Depositor's name(s) and address(es):

      (b)     Trustee's name(s) and address(es):


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14.      Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]  Yes             [X]  No

         If Yes, for each UIT state:

              Name(s):

              File No.:  811-____________

              Business Address:

15.      (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X]  Yes              [ ]  No

              If Yes, state the date on which the board vote took place:

              September 9, 2004

              If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [ ]  Yes              [X]  No

              If Yes, state the date on which the shareholder vote took place:

              If No, explain:

              Under the Fund's Declaration of Trust, the Board of Trustees of the Fund had the authority to liquidate the Fund without obtaining approval of the shareholders upon a redemption of the underlying assets of the Fund. The Fund held trust preferred securities issued by three trusts formed by three bank holding companies. The trust preferred securities are redeemable after five (5) years. Each of the three trusts issued notices to redeem the trust preferred securities effective September 30, 2004. Upon liquidation of the assets of the Fund, the Fund may not reinvest those funds because the Fund was created as a grantor trust in order to preserve pass-through taxation even though the Fund did not meet the diversification requirements met by typical investment management companies under the Internal Revenue Code. Consequently, the Fund's only legal course of action is to liquidate the Fund. In anticipation of the redemption of the trust preferred securities held by the Fund, the Declaration of Trust provided that the Board of Trustees may resolve to liquidate the Fund without shareholder approval upon such time as the trust preferred securities are redeemed.

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]  Yes     [ ]  No

         (a) If Yes, list the date(s) on which the fund made those distributions:

              September 30, 2004

         (b)  Were the distributions made on the basis of net assets?

         [X]  Yes     [ ]  No

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         (c)  Were the distributions made pro rata based on share ownership?

              [X]  Yes     [ ]  No

         (d) If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)  Liquidations only:

              Were any distributions to shareholders made in kind?

              [ ]  Yes     [X]  No

              If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:

         Has the fund issued senior securities?

         [ ]  Yes     [X]  No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [ ]  Yes     [X]  No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

              11.

         (b) Describe the relationship of each remaining shareholder to the fund:

              See the answer to Item 19 below.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [X]  Yes      [ ]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

         The Fund has distributed its remaining assets to its paying and transfer agent, which will distribute the assets to the Fund's remaining shareholders upon receipt of the shareholders' share certificates. To the best of the Fund's knowledge, as of October 1, 2004, 11 shareholders (representing a total of approximately 14,585 shares of the Fund) held their shares in certificated form. The paying and transfer agent has sent a Letter of Transmittal to such shareholders by which they may present their certificates for payment of their pro rata share of the liquidation proceeds. Such shareholders will be sent a manual check upon such time as the paying and transfer agent receives their share certificates. The Fund's paying and transfer agent will hold the Fund's assets due to each such shareholder until the earlier of a) the return by the shareholder of his or her share certificate or b) the expiration of the time period provided under the laws of such shareholder's state of residence (generally a period of between three (3) and five (5) years), upon which the assets that would be due to such shareholder will escheat to the shareholder's state of residence.

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III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]  Yes      [X]  No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)  Why has the fund retained the remaining assets?

         (c)  Will the remaining assets be invested in securities?

         [ ]  Yes      [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]  Yes      [X]  No

         If Yes,

         (a)  Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(s) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)     List the expenses incurred in connection with the Merger or
              Liquidation:

              (i)    Legal expenses:

                     $15,000 (approximately)

              (ii)   Accounting expenses:

                     $20,000 (approximately)

              (iii)  Other expenses (list and identify separately):

                     Paying and Transfer Agent:  $5,000 (approximately)

              (iv)   Total expenses (sum of lines (i)-(iii) above):

                     $40,000 (approximately)

      (b)     How were those expenses allocated?


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              The expenses were estimated based upon amounts connected with the liquidation and dissolution and upon discussions with the Fund's service providers and creditors.

         (c)  Who paid those expenses?

              The expenses will be billed to the bank holding companies that redeemed the underlying trust preferred securities of the Fund pursuant to the Trust Agreements between the banks and the Fund.

         (d)  How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]  Yes             [X]  No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]  Yes             [X]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]  Yes             [X]  No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)  State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-_________

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SAL Trust Preferred Fund I, (ii) he or she is the
                  ---------------------------
                      (Name of Fund)

Secretary and Treasurer of SAL Trust Preferred Fund I, and (iii) all actions by
-----------------------    ---------------------------
       (Title)                  (Name of Fund)

shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

                                                     (Signature)

                                                     /s/ T. Jerry Harris
                                                     ---------------------------


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